CRSI GROUP, INC.
                           826 Broadway, 9th Floor
                              New York, NY 10003
                                 212-505-0282

December 27, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

	Re:  CRSI Group, Inc.
	     Registration Statement on Form SB-2 (File No. 333-127772)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, CRSI Group, Inc. hereby applies for withdrawal of the above-referenced
Registration Statement on Form SB-2, which was initially filed with the Securities and Exchange Commission on August 23, 2005.

The Registration Statement was filed in contemplation of public offerings by 22 shareholders that acquired shares in private placements in the Spring of 2005. CRSI Group, Inc., however, is in the process of substantially revising its business plan and operations. In connection with that process, it has reached agreements with the 22 shareholders to the effect that they will not make any offering of their shares until after the revision to the business plan has been implemented. For that reason, CRSI Group, Inc. wishes to withdraw the Registration Statement. The Registration Statement has not been declared effective, and none of the securities included in the Registration Statement have been sold in connection with the offerings.

Please provide, by facsimile, a copy of the order granting withdrawal of the Registration Statement to our legal counsel, Robert Brantl (facsimile: 718-965-4042). If you have any questions with regard to this application for withdrawal, please contact Mr. Brantl at 718-768-6045.

                                      CRSI Group, Inc.


                                      By: /s/ Jeremy P. Feakins
                                      -----------------------------------
                                      Jeremy P. Feakins, Chairman